Exhibit 99.1

LETTER TO UNITHOLDERS

OVERVIEW

Market conditions in the beginning of 2009 were extremely challenging as the global economy was on the brink of a severe recession. Fortunately, we entered this period with significant liquidity and a solid capital structure.  Despite this difficult market environment, we were optimistic that we would be able to surface opportunities to acquire high quality infrastructure assets at attractive valuations.

We are pleased to report that we successfully completed a number of initiatives that have transformed our company. At the beginning of the year, we were awarded the opportunity to invest $500 million in the build-out of the transmission grid in Texas, with our partner Isolux. This project will expand our North American transmission business in a low risk manner. It also positions us to participate, as a licensed utility, in further expansions of the state’s transmission grid required for delivery of wind power to population centers. In November, we invested $941 million in the restructuring and recapitalization of Prime Infrastructure (Prime), acquiring a 40% interest as well as direct interests in two marquee assets: the Dalrymple Bay Coal Terminal (DBCT) and PD Ports. To finance the transaction, we executed a $940 million equity offering comprised of a $555 million Canadian public offering, which leveraged our TSX listing in September of 2009, and a $385 million investment by Brookfield Asset Management (Brookfield).

Brookfield Infrastructure is now a leading, globally diversified infrastructure company with operational scale in the utilities, energy, transportation and timber sectors.

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Our utilities and energy segment is comprised of premier assets such as Transelec, Natural Gas Pipeline Company of America (NGPL), Powerco, International Energy Group (IEG), Ontario Transmission and Tasmania Gas Network (TGN).

•	Our transportation portfolio handles over 210 million tonnes of cargo per year and is comprised of high quality businesses such as DBCT, WestNet Rail, PD Ports and Euroports.

•	Our Longview and Island timberlands on the west coast of Canada and the United States are among the most valuable plantations in North America due to their strategic location and species mix.

Today, we are well positioned with a very solid cash flow profile deriving approximately 80% of our ANOI from businesses that are regulated or underpinned by long-term contracts.  Furthermore, with our successful public offering, we demonstrated that we can raise a significant amount of capital to finance investments that provide attractive returns to our unitholders.  With our recently filed shelf prospectus, we should have broad access to both the U.S. and Canadian capital markets.

RESULTS OF OPERATIONS

In 2009, Brookfield Infrastructure generated adjusted net operating income (“ANOI”) of $117.4 million, or $2.46 per unit, a 24% increase over 2008 after adjusting for non-recurring revenue and the impact of TBE, which was sold in June 2009.

Our utilities and energy segment delivered another solid performance, generating ANOI of $55.8 million in 2009, an increase of 35% over 2008 after eliminating the impact of the sale of TBE and non-recurring revenue at Transelec in 2008. Our results reflect positive revenue indexation and returns on growth capital expenditures in Transelec as well as a six week contribution from Prime’s utility and energy businesses. In Transelec, we invested $140 million in growth capital in 2009, on a 100% basis. Two years into our five-year growth plan, we have invested a total of $210 million and have a backlog of $215 million. Although it may take longer than we originally forecasted, we remain confident in our ability to execute our $1 billion growth plan at attractive returns on equity.

Our timber segment posted an ANOI loss of $2.6 million, down from $12.8 million in 2008 due to continued softness in the lumber market. While results for the year were disappointing, we believe our timber business is on the road to a sustainable recovery as log prices appear to have bottomed out in the second quarter of 2009 and realized pricing in the U.S. market has increased 15-20% from these trough levels.

Our transportation segment generated ANOI of $13.8 million in 2009, representing a six week contribution from the businesses acquired as part of the Prime recapitalization.

STRATEGIC FOCUS

Operating Strategy

Our strategy is to build and maintain “best-in-class” global operating platforms that will enable us to actively manage our assets in order to maximize long-term cash flows. Over the past few years, we have successfully built our utility and timber platforms. With our investments in Prime Infrastructure, DBCT and PD Ports, we inherited a team of high calibre operators that will enhance and strengthen the foundation for our transportation platform.

In 2010, we will seek to leverage our operating platforms to accomplish the following objectives:

•	Proactively manage regulatory processes

•	Optimize production and sales to meet market opportunities

•	Drive operating efficiency to enhance margins

While our regulated businesses are inherently more stable and resilient to economic cycles, they nonetheless require active management as their allowed returns and cash flow are subject to periodic review by regulatory authorities. In 2010, NGPL, DBCT, Transelec, Powerco and Ontario Transmission will undergo regulatory reviews that are at various stages of completion. We are working very closely with our customers and regulators to negotiate mutually beneficial settlements. While we cannot predict the outcome of these proceedings, we expect that some will positively affect our allowed returns while others will be negative.

Our unregulated businesses are affected by the general level of economic activity and should benefit from a strengthening world economy over the next several years. This past year we worked hard to optimize revenue and increase efficiencies from these businesses. In our timber operation, we reduced our harvest to preserve the value of our resource, and we redirected a large portion of our harvested logs to Asian markets where we were able to secure higher prices net of transportation. In our PD Ports business, we reorganized operations to respond to the closure of a local steel mill that was announced prior to our purchase. Since that time, staffing has been reduced and reallocated to the container operations where volumes are up 20% year over year. At our ports businesses, we are also seeing an increasing trend where retailers and other importers are seeking to decrease their carbon footprint by reducing the road miles required for goods to reach their final destination. As seaborne transportation is more fuel efficient than trucking, goods are increasingly being shipped to ports closer to the end consumer. The result is fewer trucks on the road, lower carbon emissions and reduced transportation charges for importers.

Investment Strategy

As we look to deploy capital in accretive investments, we will focus on growing our current operating platforms in the utilities and energy, transportation and timber sectors. Our investments will be comprised of expansion and upgrades to our existing assets as well as new assets that complement our portfolio. Within our existing portfolio, we have substantial opportunity to expand and upgrade our networks. Given the scale of some of these investments, we will assess our financing alternatives which will include taking a hard look at our portfolio to see if there are opportunities to rationalize our assets to redeploy capital to efficiently finance some of these new investment opportunities.

We are particularly excited about the growth potential at DBCT and WestNet Rail.

The Dalrymple Bay Coal Terminal is the one of the world’s largest coal export facilities.  Situated on the northeast coast of Australia, this terminal serves as the critical link in the export of metallurgical coal from the Bowen Basin, which is one of the most prolific, low-cost metallurgical coal basins in the world. With capacity of 85 million tonnes per annum (mtpa), DBCT handles approximately 20% of the seaborne metallurgical coal in the world. For context of size, this terminal ships approximately $8 billion of coal annually, most of which is shipped to steel companies in Japan, Korea, India and China. Due to global demand for metallurgical coal, the queue to receive coal from DBCT is over 25 days. As a result, there is considerable customer demand for us to expand the facility. As a first step, we believe that feasibility studies will commence in 2010 to evaluate expansion alternatives beyond the current 85 mtpa. Any expansion of the facility by 5% or more will require capital expenditure in excess of $250 million, based on our preliminary analysis.

WestNet Rail is a 5,100 kilometre rail network in Western Australia. WestNet Rail provides access to its rail network to companies with trains that ship primarily bulk commodities (iron ore, alumina, coal, minerals, grain) to ports along the west coast of Australia. Due to the high costs and inefficiency of road transportation, our rail network often provides the sole economic access to the export market for our customers. In 2009, over 50 million tonnes of freight was shipped across WestNet Rail’s network. With the recovery in the capital markets and the renewed demand for commodities, particularly from China, several large-scale iron ore mining developments in proximity to our rail network have progressed and are proposed to be brought into production in 2011. The engineering and financing analysis to support the necessary upgrades to WestNet Rail’s network to accommodate these projects will begin in 2010. Based on our preliminary analysis, these upgrade projects will require capital expenditure in excess of $200 million.

Financing Strategy

We finance our assets principally at the operating entity level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either the Partnership or our other operations. We also endeavour to maintain investment grade or crossover ratings. We strive to ladder our principal repayments over a number of years and we currently have a well laddered debt maturity profile with an average term of 7.2 years. Near-term debt maturities are manageable, with $98 million and $606 million maturing in 2010 and 2011, respectively, on a proportionate basis. Upgrades and expansions are financed with project level capital expenditure facilities and with equity contribution as required. Capital expenditure facilities are refinanced with long term debt once the project has been completed.

We use our available cash and committed corporate lines of credit to fund the equity required for upgrades and expansions and for new acquisitions. As our corporate lines are not meant to be permanent capital, we will refinance with follow-on equity issues as the equity markets permit. We currently have over $1 billion of liquidity in the system to pursue opportunities. This includes committed undrawn credit facilities at Brookfield Infrastructure and Prime of $200 million and A$300 million, respectively, and cash at Brookfield Infrastructure and Prime of $57 million and A$385 million, respectively.

Increased Dividend

As we have stated in the past, our dividend policy is to retain sufficient cash flow to fund the growth opportunities within our business while maintaining or improving our credit profile. We continue to believe that an annual payout to unitholders of 60% to 70% of normalized ANOI is appropriate. Our current payout ratio is at the lower end of that range. Given the potential we have to grow our ANOI over the coming years, we are increasing the quarterly dividend effective this quarter by 3.8% to $0.275. As we look to the future, we are targeting dividend growth at an annual rate of 3% to 7% based upon the embedded ANOI growth within our business and opportunities to reinvest cash flow into our businesses. It is our current intention to review with our Board our dividend payout targets each year in the first quarter.

POSITIVE OUTLOOK

As we begin 2010, we believe we are in the recovery phase of this downturn and that this remains a positive environment for us to invest in assets which will generate solid cash-on-cash returns in the years ahead. With scale in three operating platforms and a substantially larger equity base, we have significantly improved access to capital and are well positioned for growth. While we expect the majority of the opportunities to be smaller in scale than the recent Prime transaction, we believe that we can continue to execute large-scale investments from time to time.

I would like to take this opportunity to thank the members of the Board of Directors for their counsel and support during the year. I would also like to thank you, our unitholders, for your support and interest in Brookfield Infrastructure Partners.

Sincerely,

“signed”

Samuel Pollock
Chief Executive Officer
Brookfield Infrastructure Group Corp.

February 8, 2010